UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Star Equity Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85513Q103

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, Suite 101

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85513Q103

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,998,290*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,998,290*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,998,290*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.67%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,075,000 Shares underlying the Warrants (as defined herein) that are immediately exercisable.

2

CUSIP No. 85513Q103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Capitalized terms not defined herein shall have the meanings set forth in the original Schedule 13D. Item 3 is hereby amended and restated to read as follows:

Of the 2,998,290 Shares beneficially owned by Mr. Eberwein, (i) 1,075,000 Shares and 1,075,000 accompanying warrants for an additional 1,075,000 Shares (the “Warrants”) were acquired directly from the underwriter in an underwritten public offering conducted by the Issuer that closed on January 24, 2022 (the “2022 Public Offering”), (ii) 650,000 Shares were acquired pursuant to that certain Purchase Agreement, (iii) 125,166 Shares were acquired via a combination of purchases with personal funds in the open market (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), (iv) 29,124 Shares were acquired upon the vesting of certain Restricted Stock Units awarded to Mr. Eberwein in connection with his service as the Executive Chairman of the Issuer’s Board and (v) 44,000 Shares were acquired in a public offering consummated in May 2020 (the “2020 Public Offering”).

The aggregate purchase price of the 169,166 Shares purchased in the open market and in the Public Offering is approximately $2,947,404, excluding brokerage commissions. The other 679,124 Shares were acquired by Mr. Eberwein as described above.

In addition to the Shares, Mr. Eberwein owns 1,289,978 shares of the Issuer’s 10% Series A Cumulative Perpetual Preferred Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Person purchased 1,075,000 Shares in addition to 1,075,000 accompanying Warrants directly from the underwriter in the 2022 Public Offering. Each Share was sold together with one Warrant to purchase one Share at a price of $1.50 per Share and Warrant, of which the price per Share was $1.49 and the price per Warrant was $0.01. The Warrants are immediately exercisable for whole Shares at a price of $1.50 per share and expire five years from the date of issuance.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 14,980,916 Shares outstanding, as reported in the Issuer’s Prospectus on Form 424B4, filed with the Securities and Exchange Commission on January 21, 2022, assuming (i) all shares offered in the 2022 Public Offering are sold, (ii) no exercise of the 325,000 Pre-Funded Warrants issued in the 2022 Public Offering, (iii) no exercise of the accompanying Warrants or the underwriter’s Warrant (except for the Warrants acquired by the Reporting Person in the 2022 Public Offering).

3

CUSIP No. 85513Q103

A.	Mr. Eberwein
(a)	As of the close of business on January 24, 2022, Mr. Eberwein beneficially owned 2,998,290 Shares (including 1,075,000 Shares underlying the Warrants, which are immediately exercisable).

Percentage: Approximately 18.67%

(b)	1. Sole power to vote or direct vote: 2,998,290
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,998,290
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Person purchased 1,075,000 Shares in addition to 1,075,000 Warrants directly from the underwriter in the 2022 Public Offering. Each Share was sold together with one Warrant to purchase one Share at a price of $1.50 per Share and Warrant, of which the price per Share was $1.49 and the price per Warrant was $0.01. The Warrants are immediately exercisable for whole Shares at a price of $1.50 per share and expire five years from the date of issuance.

4

CUSIP No. 85513Q103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2022

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

5

CUSIP No. 85513Q103

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

JEFFREY E. EBERWEIN

Purchase of Common Stock	1,075,000	1.4900	01/24/2022
Purchase of Warrants[1]	1,075,000	0.0100	01/24/2022

1 Each Warrant entitles the holder to purchase one share of common stock at an exercise price of $1.50 per whole share. The Warrants are immediately exercisable and will expire five years from the date of issuance.